EXHIBIT 99.2

Condensed Consolidated Interim Financial Statements

(Expressed in thousands of Canadian Dollars, except per share amounts)

MEDICURE INC.

Three and nine months ended September 30, 2025

(unaudited)

In accordance with National Instruments 51‑102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three and nine months ended September 30, 2025.

1

Condensed Consolidated Interim Statements of Financial Position (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents		$4,118	$7,191
Accounts receivable	4	4,509	5,298
Inventories	5	3,899	3,282
Prepaid expenses		274	126
Total current assets		12,800	15,897
Non‑current assets:
Property and equipment		1,076	955
Intangible assets	6	8,336	9,354
Goodwill	3 & 7	4,417	3,375
Other assets		94	98
Total non‑current assets		13,923	13,782
Total assets		$26,723	$29,679

Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$7,904	$7,932
Income taxes payable		41	95
Current portion of lease obligations		480	368
Acquisition payable	3	385	-
Holdback payable		85	-
Total current liabilities		8,895	8,395
Non‑current liabilities
Lease obligations		520	506
Total non‑current liabilities		520	506
Total liabilities		9,415	8,901
Equity:
Share capital	8(b)	81,014	81,014
Contributed surplus		11,020	10,919
Accumulated other comprehensive loss		(4,959)	(4,264)
Deficit		(69,767)	(66,891)
Total equity		17,308	20,778
Total liabilities and equity		$26,723	$29,679
Commitments and contingencies	9(a) & 9(d)

See accompanying notes to the condensed consolidated interim financial statements.

2

Condensed Consolidated Interim Statements of Net Income (Loss) and Comprehensive Income (Loss) (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)
			For the three months ended September 30		For the nine months ended September 30
	Note		2025	2024	2025	2024

Revenue, net			$8,159	$5,153	$20,312	$16,012
Cost of goods sold	4		5,386	2,354	11,261	6,364
Gross profit			2,773	2,799	9,051	9,648

Expenses
Selling			2,199	1,970	6,161	5,783
General and administrative			1,167	1,191	3,526	3,763
Research and development			717	795	2,028	2,339
			4,083	3,956	11,715	11,885

Other Income
Legal settlement	9	(c)	-	(1,860)	-	(1,860)
			-	(1,860)	-	(1,860)

Finance (income) costs:
Finance expense (income), net			2	(18)	(52)	(105)
Foreign exchange loss, net			21	46	105	78
			23	28	53	(27)
Net income (loss) before income taxes			$(1,333)	$675	$(2,717)	$(350)
Income tax (recovery) expense
Current			63	(5)	159	136
Net income (loss)			$(1,396)	$680	$(2,876)	$(486)
Other comprehensive income:
Item that may be reclassified to profit or loss
Exchange differences on translation of foreign subsidiaries			362	(281)	(695)	430
Other comprehensive income (loss), net of tax			362	(281)	(695)	430
Comprehensive income (loss)			$(1,034)	$399	$(3,571)	$(56)

Earnings per share
Basic	8(d)		$(0.13)	$0.07	$(0.28)	$(0.05)
Diluted	8(d)		$(0.13)	$0.07	$(0.28)	$(0.05)

See accompanying notes to the condensed consolidated interim financial statements.

3

Condensed Consolidated Interim Statements of Changes in Equity (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2023		$81,014	$10,723	$(5,989)	$(65,852)	$19,896
Net loss for the nine months ended September 30, 2024		-	-	-	(486)	(486)
Other comprehensive income for the nine months ended September 30, 2024		-	-	430	-	430

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	144	-	-	144
Total transactions with owners		-	144	-	-	144
Balance, September 30, 2024		$81,014	$10,867	$(5,559)	$(66,338)	$19,984

	Note	Share Capital	Contributed Surplus	Accumulated other comprehensive loss	Deficit	Total
Balance, December 31, 2024		$81,014	$10,919	$(4,264)	$(66,891)	$20,778
Net loss for the nine months ended September 30, 2025		-	-	-	(2,876)	(2,876)
Other comprehensive income for the nine months ended September 30, 2025		-	-	(695)	-	(695)

Transactions with owners, recorded directly in Equity
Share-based compensation	8(c)	-	101	-	-	101
Total transactions with owners		-	101	-	-	101
Balance, September 30, 2025		$81,014	$11,020	$(4,959)	$(69,767)	$17,308

See accompanying notes to the condensed consolidated interim financial statements.

4

Condensed Consolidated Interim Statements of Cash Flows (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

For the nine months ended September 30	Note	2025	2024
Cash (used in) provided by:
Operating activities:
Net loss for the period		$(2,876)	$(486)
Adjustments for:
Other income	9(c)	-	(1,860)
Amortization of property, plant and equipment		373	323
Amortization of intangible assets	6	1,594	1,358
Share‑based compensation	8(c)	101	144
Inventory recovery, net	5	-	(203)
Finance income, net		(52)	(105)
Unrealized foreign exchange loss		105	78
Income tax expense		159	136
Change in the following:
Accounts receivable		819	167
Inventories		(524)	28
Prepaid expenses		(128)	(346)
Accounts payable and accrued liabilities		(28)	(158)
Interest received, net		109	121
Income taxes paid		(244)	(129)
Cash used in operating activities		(592)	(932)
Investing activities:
Acquisition of intangible assets	6	-	(291)
Acquisition of Gateway Pharmacy	3	(542)	-
Acquisition of West Olympia Pharmacy	3	(1,635)	-
Cash flows used in investing activities		(2,177)	(291)
Financing activities:
Repayment of lease liability		(304)	(250)
Cash flows used in financing activities		(304)	(250)
Decrease in cash and cash equivalents		(3,073)	(1,473)
Cash and cash equivalents, beginning of period		7,191	6,369
Cash and cash equivalents, end of period		$4,118	$4,896

See accompanying notes to the condensed consolidated interim financial statements.

5

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

1. Reporting entity

Medicure Inc. (the "Company") is a company domiciled and incorporated in Canada and as of October 24, 2011, its Common Shares are listed on the TSX Venture Exchange (“TSX-V”). Prior to October 24, 2011 and beginning on March 29, 2010, the Company's Common Shares were listed on the NEX board of the TSX-V. Prior to March 29, 2010, the Company's Common Shares were listed on the Toronto Stock Exchange. Additionally, the Company's shares were listed on the American Stock Exchange (later called NYSE Amex and now called NYSE MKT) on February 17, 2004 and the shares ceased trading on the NYSE Amex effective July 3, 2008. The Company remains a U.S. Securities and Exchange Commission registrant. The address of the Company's registered office is 2-1250 Waverley Street, Winnipeg, Manitoba, Canada, R3T 6C6.

The Company is a biopharmaceutical company engaged in the research, development and commercialization of human therapeutics. Through its subsidiary Medicure International, Inc., the Company has rights to the commercial product AGGRASTAT® Injection (tirofiban hydrochloride) in the United States and its territories (Puerto Rico, U.S. Virgin Islands, and Guam). AGGRASTAT®, a glycoprotein GP IIb/IIIa receptor antagonist, is used for the treatment of acute coronary syndrome including unstable angina, which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction.

In September 2019 the Company acquired ownership of ZYPITAMAG® from Cadila Healthcare Ltd., India (“Zydus”) for the U.S. and Canadian markets. Under terms of the agreement, the Company previously had acquired U.S. marketing rights with a profit-sharing arrangement in December 2017. With this acquisition the Company obtained full control of the product including marketing and pricing negotiation for ZYPITAMAG®. ZYPITAMAG® is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the U.S. Food and Drug Administration (“FDA”) for sale and marketing in the United States. On May 1, 2018 ZYPITAMAG® was made available in retail pharmacies throughout the United States.

On December 17, 2020, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Marley Drug, Inc. (“Marley Drug”), a mail-order pharmacy serving customers across the United States.

On March 11, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating Gateway Medical Pharmacy Inc. (“Gateway Pharmacy”), an independent retail pharmacy located in Portland, Oregon.

On June 16, 2025, the Company, through its subsidiary, Medicure Pharma Inc. acquired and began operating West Olympia Pharmacy, LLC (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington.

The Company’s ongoing research and development activities include the continued development of MC-1 which is used for the treatment of  pyridox(am)ine 5’-phosphate oxidase (“PNPO”) deficiency.

2. Basis of preparation of financial statements

(a) Statement of compliance

These condensed consolidated interim financial statements of the Company and its subsidiaries were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared using the same accounting policies and methods of application as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2024. These condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 19, 2025.

6

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

2. Basis of preparation of financial statements (continued)

(b) Basis of presentation

The consolidated financial statements have been prepared on a historical cost basis except for contingent consideration and the investment in Sensible Medical which are measured at fair value.

(c) Functional and presentation currency

The condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's functional currency. All financial information presented has been rounded to the nearest thousand dollar, except where indicated otherwise.

(d) Use of estimates and judgments

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are included in the following notes to the consolidated financial statements for the year ended December 31, 2024:

•	Note 3(e): The accruals for returns, chargebacks, rebates and discounts

Chargebacks are considered the most significant estimates and result from wholesalers selling the Company’s products to end hospitals at prices lower than the wholesaler acquisition cost, which results in variable consideration for the Company. The provision is estimated using historical chargeback experience, timing of actual chargebacks processed during the year, expected chargeback levels based on the remaining products in the wholesaler distribution channel and pricing differences.  Estimating the chargeback accrual is complex and judgmental due to the level of uncertainty involved in management’s estimates for product that remains in the wholesaler distribution channel as at year-end, the extent of product sales that were expected to be subject to chargebacks and pricing differences.

•	Note 3(i): The measurement and useful lives of intangible assets

•	Note 3(q): The measurement and valuation of intangible assets and contingent consideration acquired and recorded as business combinations

•	Note 3(I): Impairment of non-financial assets

The Company’s annual goodwill impairment test is based on value-in-use calculations that use a discounted cash flow model. These calculations require the use of estimates and forecasts of future cash flows. The recoverable amount is most sensitive to the discount rate, revenue growth rate, and operating margin.

7

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Business Combinations

On March 11, 2025, the Company acquired 100% of the outstanding shares of Gateway Pharmacy, an independent retail pharmacy located in Portland, Oregon, for total cash consideration of USD$580 (CAD$838) plus the cost of inventory. The purchase price is to be paid in two installments, with USD$290 paid upon closing of the agreement, and an additional USD$290 (the “Anniversary Payment”) to be paid on March 11, 2026, one year subsequent to the closing of the transaction. At the time of acquisition, it was determined that the seller had USD$86 (CAD$124) of inventory which has also been paid to the seller.

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Inventory	$124
Property and equipment	81
Right of use asset	80
Pharmacy license	58
Customer lists	96
Goodwill	565
Current portion of lease obligation	(56)
Lease obligation	(24)
Net assets acquired	$924
Summary of purchase consideration
Cash paid	$542
Acquisition Payable	382
Purchase consideration	$924

As at September 30, 2025, the Anniversary Payment is recorded at its estimated present value of $385 using a discount rate of 10% and is recorded within Acquisition Payable on the condensed consolidated statement of financial position.

Transaction costs relating to the Gateway Pharmacy acquisition were $13 and were included in general and administrative expenses for the nine-month period ended September 30, 2025.

From the date of acquisition, March 11, 2025, to September 30, 2025, Gateway Pharmacy contributed $1,829 of revenue and $53 of net income before income taxes. If the acquisition had taken place as at January 1, 2025, the Company’s consolidated revenue during the nine-month period ended September 30, 2025 would have increased by $621, in addition, the Company’s consolidated net loss before income taxes during the nine-month period ended September 30, 2025 would have decreased by approximately $18.

On June 16, 2025, the Company completed the acquisition of 100% of the outstanding shares of West Olympia Pharmacy (“West Olympia Pharmacy”), an independent retail pharmacy located in Olympia, Washington, for total consideration of USD$1,266 (CAD$1,716). The purchase price includes a holdback of USD$60, payable to the seller on the first anniversary of the acquisition, together with USD$3 of accrued interest. Any liabilities settled by the Company on behalf of the seller will be deducted from the holdback payable amount. The purchase price also includes inventory on hand as of the acquisition date, valued at USD $191, which has been paid to the seller.

8

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

3. Business Combinations (continued)

The following table summarizes the finalized fair values of the identifiable assets and liabilities as at the date of the acquisition:

Net assets acquired
Cash	$136
Inventory	259
Property and equipment	24
Right of use asset	317
Pharmacy license	235
Customer lists	471
Goodwill	591
Current portion of lease obligation	(56)
Lease obligation	(261)
Net assets acquired	$1,716
Summary of purchase consideration
Cash paid	$1,635
Holdback payable	81
Purchase consideration	$1,716

As at September 30, 2025, the Holdback payable is recorded at its fair value of $85 and is recorded within Holdback payable on the condensed consolidated statement of financial position.

Transaction costs relating to the West Olympia Pharmacy acquisition were $21 and are included within general and administrative expenses for the nine-month period ended September 30, 2025.

From the date of acquisition, June 16, 2025, to September 30, 2025, West Olympia Pharmacy contributed $2,535 of revenue and $124 of net income before income taxes. If the acquisition had taken place as at January 1, 2025, the Company’s consolidated revenue during the nine-month period ended September 30, 2025 would have increased by $3,970, in addition, the Company’s consolidated net loss before income taxes during the nine-month period ended September 30, 2025 would have decreased by approximately $193.

4. Accounts Receivable

	September 30, 2025	December 31, 2024
Trade accounts receivable	$4,439	$5,263
Other accounts receivable	70	35
	$4,509	$5,298

As at September 30, 2025, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable which totaled 67% in aggregate (Customer A – 18%, Customer B – 15%, Customer C – 34%).  As at December 31, 2024, there were three customers with amounts owing greater than 10% of the Company’s accounts receivable, which totaled 82% in aggregate (Customer A – 27%, Customer B – 12%, Customer C – 43%).

9

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

5. Inventories

	September 30, 2025	December 31, 2024
Finished product available-for-sale	$2,677	$2,453
Finished retail pharmacy product available for sale	908	396
Unfinished product and packaging materials	314	433
	$3,899	$3,282

Inventories expensed as part of cost of goods sold during the three and nine months ended September 30, 2025 amounted to $5,231 and $10,787, respectively (2024– $2,199 and $5,902).

During the three month and nine month periods ended September 30, 2025, the Company did not write off any inventory.

During the nine months ended September 30, 2024, the Company recorded a recovery of $274 through cost of goods sold on the condensed consolidated interim statement of net income and comprehensive income, relating to insurance proceeds from inventory which had previously been damaged during import. In addition, during the three month and nine month periods ended September 30, 2024, the Company completed a write off of $71 of expired unfinished product inventory which was deemed to be unusable. The inventory was expensed through cost of goods sold on the condensed consolidated interim statement of net income (loss) and comprehensive income (loss).

6. Intangible assets

Cost	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$1,227	$25,386	$4,746	$5,787	$1,031	$38,177
Additions	-	100	-	-	639	739
Transfer from prepaid expenses					795	795
Effect of movements in exchange rates	107	2,238	417	509	147	3,418
At December 31, 2024	$1,334	$27,724	$5,163	$6,296	$2,612	$43,129
Additions	298	-	-	576	-	874
Effect of movements in exchange rates	(44)	(902)	(168)	(205)	(85)	(1,404)
At September 30, 2025	$1,588	$26,822	$4,995	$6,667	$2,527	$42,599

Accumulated amortization	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2023	$532	$21,147	$4,388	$2,937	$233	$29,237
Amortization	182	620	53	746	275	1,876
Effect of movements in exchange rates	56	1,890	389	296	31	2,662
At December 31, 2024	$770	$23,657	$4,830	$3,979	$539	$33,775
Amortization	153	475	41	598	327	1,594
Effect of movements in exchange rates	(26)	(772)	(157)	(132)	(19)	(1,106)
At September 30, 2025	$897	$23,360	$4,714	$4,445	$847	$34,263

10

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

6. Intangible assets (continued)

Carrying amounts	Licenses	Patents and Drug Approvals	Brand Names and Trademarks	Customer list	Software	Total
At December 31, 2024	$564	$4,067	$333	$2,317	$2,073	$9,354
At September 30, 2025	$691	$3,462	$281	$2,222	$1,680	$8,336

During the year ended December 31, 2024, the Company reclassified $795 from prepaid expenses to intangible assets in connection with the successful implementation of a technology transfer to its contracted manufacturing organization. This transfer enabled the production of the Company’s AGGRASTAT® bolus vial at the contracted manufacturing facility. Following this achievement, the Company commenced commercialization of the product manufactured at the new facility during the fourth quarter of 2024. The Company has elected to amortize this asset over a period of 7 years, with 6 years remaining as at September 30, 2025.

Intangible assets acquired in connection with the acquisition of Gateway Pharmacy and West Olympia Pharmacy, see note 3 above, are amortized over the following periods based on their anticipated useful life:

Intangible asset	Estimated useful life
Pharmacy license	7 years
Customer list	7 years

The Company had determined there were no indicators of impairment as at September 30, 2025.

As at September 30, 2025, intangible assets pertaining to AGGRASTAT® were fully amortized.

7. Goodwill

Retail and Mail Order Pharmacy
At December 31, 2023	$3,102
Effects of movements in exchange rates	273
At December 31, 2024	$3,375
Additions	1,156
Effects of movements in exchange rates	(114)
At September 30, 2025	$4,417

The additions to goodwill during the nine month period ended September 30, 2025 were the result of the Company acquiring Gateway Pharmacy and West Olympia Pharmacy. For more information in regards to these acquisitions, see note 3 above.

The Company performed an annual impairment test for the year-ended December 31, 2024 with respect to the goodwill acquired as part of the Marley Drug acquisition. The recoverable amount of the Retail and Mail Order Pharmacy CGU, in which Marley Drug is included, has been determined based on value in use.

(a) Key assumptions used in valuation calculations

The calculation of value in use for all the CGUs or group of CGUs is most sensitive to the following assumptions:

(i) Discount rate

Discount rates reflect the current market assessment of risks specific to each CGU or group of CGUs. The discount rate was estimated based on the weighted average cost of capital calculated based on the Company’s performance relative to its industry. This rate was further adjusted to reflect the market assessment of any risk specific to the CGU or group of CGUs for which future estimates of cash flows have not been adjusted. The discount rate used during the value in use assessment completed at December 31, 2024, was 13.00%.

11

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

7. Goodwill (continued)

(ii) Operating margin

Forecasted operating margins are based on actual operating margins, less operational expenses achieved in the preceding years, plus adjustments to normalize the forecast for any non-reoccurring items. Margins are kept constant over the forecast period, with the exception of adjustments made in relation to inflation in future periods, unless management has started an efficiency improvement process.

(iii) Revenue growth rates

Revenue growth rates are based on approved budgets, published research, and current customer contracts. Management considers various factors when assessing revenue growth rates used within their assessment, including, but not limited to, changes in customer demographic and attrition of current customer base. The revenue growth rate used during the assessment completed at December 31, 2024 was approximately 2% on average over the forecast period.

8. Capital Stock

(a) Authorized

The Company has authorized share capital of an unlimited number of common voting shares, an unlimited number of Class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

(b) Shares issued and outstanding

Shares issued and outstanding are as follows:

	Number of common shares	Amount
Balance, December 31, 2023(1)	10,436,313	$81,014
Balance, December 31, 2024	10,436,313	$81,014
Balance, September 30, 2025	10,436,313	$81,014

(1)	During the year ended December 31, 2023, 185,000 previously granted stock options were exercised. Each stock option entitled the option holder to one common share of the Company.

(c) Stock option plan

The Company has a stock option plan which is administered by the Board of Directors of the Company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 2,934,403 common shares of the Company at any time. The stock options generally have a maximum term of between five and ten years and vest within a five-year period from the date of grant.

Changes in the number of options outstanding during the three months ended September 30, 2025 and 2024 is as follows:

Nine months ended September 30	2025		2024
	Options	Weighted average exercise price	Options	Weighted average exercise price
Balance, beginning of period	1,237,700	$1.72	1,477,700	$1.72
Granted	40,000	1.25	-	-
Forfeited, cancelled or expired	(88,700)	(1.64)	(236,000)	(4.06)
Balance, end of period	1,189,000	$1.24	1,241,700	$1.27
Options exercisable, end of period	606,000	$1.23	389,700	$1.31

12

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

8. Capital Stock (continued)

(c) Stock option plan (continued)

Options outstanding as at September 30, 2025 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$1.10	60,000	0.83 years	$1.10	60,000
$1.11 - $1.50	1,129,000	7.32 years	$1.25	546,000
$1.10 ‑ $1.50	1,189,000	7.00 years	$1.24	606,000

Compensation expense related to stock options granted under the stock option plan for the three and nine ended September 30, 2025 is $35 and $101, respectively (2024 – $44 and $144). The compensation expense was determined based on the fair value of the options at the date of measurement using the Black‑Scholes option pricing model. The expected life of stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

(d) Per share amounts

The following table reflects the share data used in the denominator of the basic and diluted loss per share computations for the three and nine months ended September 30, 2025 and 2024:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Weighted average shares outstanding for basic earnings per share	10,436,313	10,436,313	10,436,313	10,436,313
Weighted average shares outstanding for diluted earnings per share	10,436,313	10,436,313	10,436,313	10,436,313

Effects of dilution from 1,189,000  stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and nine month periods ended September 30, 2025 as they are anti-dilutive.

Effects of dilution from 1,241,700  stock options were excluded in the calculation of weighted average shares outstanding for diluted income per share for the three and nine month periods ended September 30, 2024 as they are anti-dilutive.

13

Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies

(a) Commitments

As at September 30, 2025, and in the normal course of business, the Company has obligations to make future payments representing contracts and other commitments that are known and committed as follows:

2025 - remaining	$1,260
2026	683
2027	329
2028	69
2029	70
Thereafter	73
$2,484

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling US$150 annually (based on current pricing) and a minimum quantity of AGGRASTAT® finished product inventory totaling €490 annually.

Effective January 1, 2025, the Company renewed its business and administration services agreement with GVI Clinical Development Solutions (“GVI-CDS”), as described in note 10(b), under which the Company is committed to pay $7 per month or $85 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

(b) Guarantees

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the condensed consolidated interim financial statements with respect to these indemnification obligations.

(c) Contingencies

In the normal course of business, the Company may be subject to various claims or possible claims that may give rise to contingent liabilities. Management assesses these contingent liabilities on an ongoing basis, taking into consideration legal opinions and advice from legal counsel. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

Legal Settlement

On September 30, 2024, the Company entered into a legal settlement with its contracted development and manufacturing organization (“CDMO”) resulting in the Company agreeing to receive €1,500 ($CAD 2,261) as part of a settlement for a breach of contract. As a part of the settlement, no future legal claims are to be placed on either party, and the terms of the agreement are to remain confidential.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

9. Commitments and contingencies (continued)

(c) Contingencies (continued)

Included within the settlement amount was $401 for unfinished inventory which had been previously invoiced by the Company to the CDMO, with the remaining $1,860 recognized through other income on the condensed consolidated statement of net income (loss) and comprehensive income (loss) during the three and nine month period ended September 30, 2024.

As of September 30, 2025, the Company has identified the following potential contingent liability:

Telephone Consumer Protection Act (“TCPA) Litigation

On March 4, 2024 a class action complaint was filed in the Northern District Court of Ohio against the Company’s subsidiary, with regards to an unsolicited fax advertisement which has been claimed to be in violation of the federal TCPA legislation. At this time, the Company is unable to assess the potential outcome of this litigation, and as a result, has not recorded any provisions for this potential liability as at September 30, 2025.

10. Related party transactions

(a) Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Board of Directors, Chief Executive Officer, President and Chief Operating Officer and Chief Financial Officer are key management personnel for all periods.

In addition to their salaries, the Company also provides non‑cash benefits and participation in the stock option plan. The following table details the compensation paid to key management personnel:

	Three months ended September 30		Nine months ended September 30
	2025	2024	2025	2024
Salaries, fees and benefits	$181	$177	$567	$542
Share-based payments	11	25	49	84
	$192	$202	$616	$626

Directors and key management personnel control 27% of the voting shares of the Company as at September 30, 2025 (December 31, 2024 – 27%).

(b) Transactions with related parties

During the three and nine months ended September 30, 2025 the Company paid GVI-CDS, a company controlled by the Chief Executive Officer, a total of $115 and $218 (2024 - $31 and $265) for clinical research services, $21 and $63, respectively, (2024 – $21 and $63) for business administration services, $56 and $167, respectively, (2024 – $56 and $167) in rental costs and $11 and $32, respectively, (2024 – $9 and $28) for information technology support services. As described in note 9(a), the business administration services summarized above are provided to the Company through a consulting agreement with GVI-CDS.

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

10. Related party transactions (continued)

(b) Transactions with related parties (continued)

On June 24, 2024, the Company announced that it had signed an asset purchase agreement with CanAm Bioresearch Inc. (“CanAm”) for the acquisition of the patent and intellectual property related to all of the assets of CanAm as they relate to the business of developing pyridoxal 5'-phosphate analogues (“P5P Analogues”). In exchange for these assets, Medicure is to provide consideration of $100 upon closing of the transaction, which is subject to regulatory approval, in addition to $500 upon the Company filing its first investigational new drug application, $250 upon the Company filing its first New Drug Application and $500 upon the Company obtaining NDA approval for the P5P Analogues. In addition, Medicure shall pay to CanAm 10% of net proceeds received with respect to transactions relating to the Assets, including: (i) the sale or transfer of all or substantially all of the Assets to a third party purchaser who is not an affiliate of Medicure; (ii) any license to develop, commercialize, use, offer for sale, sell, import, export or exploit P5P Analogues up to a maximum value payable to CanAm of $20,000 and (iii) the sale of an United State Food and Drug Administration priority review voucher obtained in connection with the development of P5P Analogues.

During the year ended December 31, 2024, the Company paid CanAm $100 in consideration upon closing of the transaction, consistent with the terms of the agreement. The Company has recorded a corresponding intangible asset in relation to this payment.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at September 30, 2025, included in accounts payable and accrued liabilities is $97 (December 31, 2024 – $32) payable to GVI-CDS.

Effective October 1, 2021, the Company signed a consulting agreement with its Chief Executive Officer, through ADF Family Holding Corp., a company owned by the Chief Executive Officer, for a term of 36 months, at a rate of $18 per month, increasing to $22 per month effective January 1, 2024. The aforementioned monthly fee shall be reviewed annually on January 1 by the Board of Directors of the Company for each succeeding year during the term of the agreement and may be adjusted at the sole discretion of the Board of Directors. The Company may terminate the agreement at any time upon 120 days’ written notice. As at September 30, 2025, there are no outstanding amounts (December 31, 2024 - nil) payable to ADF Family Holding Corp. as a result of this consulting agreement.

Effective June 1, 2022, the Company signed a consulting agreement with its Chief Financial Officer, through 10055098 Manitoba Ltd., a company owned by the Chief Financial Officer. Effective January 1, 2024, the rate was changed to $11, and subsequently increased to $13 per month effective May 01, 2024. Effective January 1, 2025, the rate changed to $14 per month. The aforementioned fee shall be reviewed annually on January 1. The Company can terminate the agreement with 30 days’ written notice; otherwise, the agreement has an indefinite term. As at September 30, 2025, there were no amounts payable to 10055098 Manitoba Ltd. (December 31, 2024 - nil).

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Notes to the Condensed Consolidated Interim Financial Statements (expressed in thousands of Canadian dollars, except per share amounts) (unaudited)

11. Segmented information

The Company operates under two segments, the marketing and distribution of commercial products and the operation of a retail and mail order pharmacy.

Revenue generated from external customers from the marketing and distribution of commercial products for the three and nine months ended September 30, 2024 and 2023 was 100% from sales to customers in the United States.

During the nine months ended September 30, 2025, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 26%, Customer B accounted for 22%, Customer C accounted for 49% and the remaining four customers accounted for approximately 3% of revenue.

During the nine months ended September 30, 2024, 100% of total revenue from the marketing and distribution of commercial products was generated from seven customers. Customer A accounted for 29%, Customer B accounted for 18%, Customer C accounted for 49% and the remaining four customers accounted for approximately 4% of revenue.

The Company’s property and equipment, intangible assets and goodwill are located in the following countries:

	September 30, 2025	December 31, 2024
Canada	$425	$578
United States	9,941	9,038
Barbados	3,463	4,068
	$13,829	$13,684

The financial measures reviewed by the Company’s chief operating decision maker are presented separately for the nine months ended September 30, 2025 and September 30, 2024:

September 30, 2025	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$6,485	$13,827	$20,312
Operating expenses	(10,198)	(12,778)	(22,976)
Finance Income (expense), net	(60)	112	52
Foreign exchange loss, net	(105)	-	(105)
Net income (loss) before income taxes	$(3,878)	$1,161	$(2,717)

September 30, 2024	Marketing and Distribution of Commercial Products	Retail and Mail Order Pharmacy	Total
Revenue	$7,981	$8,031	$16,012
Operating expenses	(10,974)	(7,275)	(18,249)
Other income	1,860	-	1,860
Finance Income (expense), net	(8)	113	105
Foreign exchange loss, net	(78)	-	(78)
Net income (loss) before income taxes	$(1,219)	$869	$(350)

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